August 4, 2006

Mr. Michael W. Quesnel
President and Chief Executive Officer
Jake's Trucking International, Inc.
505-8840-210th Street, Suite 317
Langley, BC V1M2Y2

>   **Re: Jake's Trucking International, Inc.**
>   **Amendment No. 1 to Registration Statement on Form SB-2**
>   **Filed July 11, 2006**
>   **File No. 333-135483**

Dear Mr. Quesnel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1.   We note that you are seeking to register warrants to purchase common stock, but it does not appear you are registering the common shares underlying those warrants, yet they appear to be immediately exercisable. Please explain why you are not registering those underlying shares at this time.

Prospectus Cover Page

2.   We note the first paragraph states "the prospectus relates to 2,640,000 units…which may be resold from time to time." Please clarify whether you are registering for resale the "units" or the warrants and shares underlying the units separately. Here and in the summary explain what may be sold by the shareholders and purchasers and where the restrictions on separation, if any, are

located. We note your disclosure in the Dilution section on page 7 that the warrants may not be sold separately. Add appropriate risk factors.

3.   Please disclose here the terms of the warrants, including exercise price and term.

4.   Please provide a correct page reference to your risk factors.

Prospectus Summary, page 1

5.   Please disclose when you acquired the two truck leases and how long you have been operating the vehicles.

The Offering, page 1

6.   Please expand the cover pages to discuss the third sentence of this section. Also, disclose how the price was determined.

7.   Please clarify whether you will register your common stock under the Exchange Act.

We anticipate that we may incur significant debt in the future…, page 3

8.   We note you have listed the amount owing to your CEO as $122,409, yet on page 18, you also disclose that is "net $50,000." Please explain how much is owed to your CEO.

9.   Please expand the appropriate section to discuss whether you have any preliminary plans, agreements or understandings concerning future acquisitions.

Because we face rising insurance costs…,page 5

10.   Please quantify how much, on a percentage basis, your insurance costs have increased.

There is no active trading market for our common stock …, page 6

11.   Please clarify whether you intend to apply for listing or quotation on any public market.

Selling Security Holders, page 8

12.   Please explain what you mean when you state "common law" in the footnotes to the table.

Plan of Distribution, page 9

13.   We note your disclosure about selling stockholder transferring their shares to general partners or members. Please confirm whether any of the selling stockholders are entities, rather than individuals.

14.   Please briefly describe the hurdles and restrictions to selling shares under Rule 144.

Security Ownership of Certain Beneficial Owners and Management, page 11

15.   We note your disclosure on page 18 in the Certain Relationships and Related Party Transactions where Mr. Quesnel loaned 122,409 and the amount owed is "net $50,000" for purchase of his shares. Please clarify whether Mr. Quesnel has beneficial ownership of these shares.

Management's Discussion and Analysis of Plan of Operations, page 14

16.   Please avoid mere repetition of numbers from your financial statements. For example, we note your references to revenues for the six month period and the three month period. Rather, please discuss and analyze these developments.

Certain Relationships and Related Party Transactions, page 18

17.   Please clarify what it means to be "net $50,000" with regards to the debt owed to Mr. Quesnel.

September 30, 2005 Financial Statements

18.   Please update the financial statements when required by Item 310(g) of Regulation S-B.

Consolidated Statement of Operations, page F-3

19.   We see you disclose that you are using office space provided by a related party on a rent-free, month to month basis. Please tell us why your financial statements do not reflect an expense for the fair value of the monthly rent with an offsetting entry to donated capital. Note the guidance at SAB Topic 1(B)(1) requires the financial statements to include all costs of doing business.

Notes to Consolidated Financial Statements, page F-6

Note 1 Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-6

20.   We see that revenues are recognized in accordance with SAB 101. SAB 104, released December 17, 2003, revises or rescinds portions of SAB 101. Please revise your disclosure accordingly and demonstrate your compliance with SAB 104.

Note 2 Basis of Presentation – Going Concern, page F-8

21.   Please include a more robust disclosure of your viable plans to overcome your difficulties. A viable plan is a plan that has the capability of removing the threat to the continuation of the business. The plan may include a "best efforts" offering so long as the amount of minimum proceeds necessary to remove the threat is disclosed. The plan should enable you to remain viable for at least the 12 months following the date of the financial statements being reported on. Please also revise your discussion in the interim financial statements. See FRC 607.02.

22.   To this regard, you indicate the company intends to apply for an SB-2 Registration Statement. We assume you are not referring to the current registration SB-2 filed July 11, 2006. If you are, explain how this helps raise additional funds for the company, since it is registering only shares held by selling shareholders and you indicate the company will not receive any proceeds from the offering. Revise the filing to disclose any financial commitments on behalf of current investors. In summary, please be more detailed with these disclosures.

General

23.   Please include an updated currently dated accountant's consent in any amended filings.

24.   Please revise your interim financial statements as necessary to comply with our comments on your annual financial statements.

Additional Information and Reports to Stockholders, page 42

25.   Please revise this section to reflect the correct address of the Securities and Exchange Commission.

Recent Sales of Unregistered Securities, page 44

26.   Please explain what it means to have an "acquisition share exchange in which $50,000 cash proceeds were realized" as described in item 1.

27.   Please clarify what the par value of this stock is, as we note it is described as $.001 on the stock certificate and financial statements and $.01 in the third paragraph and in item 2.

Exhibits

28.   Please file all exhibits. We note you have not filed your by-laws, the agreements memorializing the terms of the note to your CEO, the warrants and units, and your list of subsidiaries.

Exhibit 5.1

29.   It does not appear counsel has opined on the legality of warrants being issued, rather counsel has opined regarding the underlying common stock. Please provide a legality opinion regarding the warrants.

Undertakings

30.   Please include the undertakings required by Item 512(g)(2).

Signatures

31.   Your principal executive officer, principal financial officer, and controller or principal accounting officer should sign in those capacities below the second paragraph of text required on the signature page.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb, Review Accountant, at (202) 551-3603 if you have questions regarding the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3602 with any other questions.

Sincerely,

Thomas Jones
Senior Attorney

cc: Incorp Services, Inc.
        3155 East Patrick Lane, Suite 1
        Las Vegas, Nevada 89120-3481

        (via fax) William McDonald, Esq.